Exhibit F

AIP LONG/SHORT FUND P

100 Front Street, Suite 400

West Conshohocken, Pennsylvania 19428-2881, USA

November 9, 2017

Dear Shareholder,

The purpose of this letter is to update you regarding important developments relating to AIP Long/Short Fund P (the “Fund”).

The Board of Trustees of the Fund, at a meeting held on November 2, 2017 and in consultation with the Fund’s Investment Adviser (Morgan Stanley AIP GP LP), approved a Plan of Liquidation for the Fund in response to, among other things, the Fund’s declining asset size.

Pursuant to the Plan of Liquidation, substantially all of the assets of the Fund will be liquidated, known liabilities of the Fund will be satisfied, the remaining proceeds will be distributed to the Fund’s shareholders and all of the issued and outstanding shares of the Fund will be repurchased (the “Liquidation”). In connection with the Liquidation, management fees and shareholder servicing fees will no longer be charged effective January 1, 2018.

The liquidation schedule is anticipated to be as follows:

Repurchase Date	Approximate Percentage of NAV	Timing of Payment to Shareholders
December 29, 2017	Up to 75%	Q1 2018
March 30, 2018	Up to 25%	Q2 2018
Q2 2018	Up to 10%	Q3 2018
Q1 2019	Up to 5%	Q2 2019

In addition, as you may recall, shareholders were previously informed of, and presented the opportunity to participate in, a tender offer as of December 29, 2017. However, in light of the approval by the Board of Trustees of the Liquidation, the Board also approved the cancellation of the December 29th tender offer given that all of the Fund shares will be repurchased through the Liquidation.

Additionally, in an effort to equalize treatment for all shareholders, the Fund’s dividend reinvestment plan (DRIP) has been terminated. As a result, the Fund’s dividend, to be declared in December 2017, will be paid in cash to all shareholders in January 2018.

Liquidation and dividend proceeds will be paid to the wire instructions detailed in the Distribution Options section of your Fund Application Form. For questions related to or changes in the receiving bank for your liquidation and dividend proceeds, please contact the Fund’s Call Center at 800-421-7572. For other questions, please contact your financial advisor or Daniel Gifford at 610-260-7617 or Daniel.Gifford@morganstanley.com.

Sincerely,

/s/ Daniel Gifford

Daniel Gifford

Executive Director